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                                   [CH&G LOGO]

                          CALFEE, HALTER & GRISWOLD LLP
                                ATTORNEYS AT LAW

                                    Cleveland

                          Direct Dial No. 216/622-8667
                             email: ahall@calfee.com


                                  March 8, 2005



VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:        Pamela A. Long
                  Assistant Director

                  Re: RPM International, Inc. (the "Company") Form S-4, filed November 16, 2004
                           File No. 333-120536

Dear Ms. Long:

         On behalf of RPM International, a Delaware corporation, we are transmitting this letter in response to the staff's comment letter dated February 11, 2005, regarding the above filing. We are also filing herewith Amendment No. 2 to the Registration Statement on Form S-4 for the purpose of incorporating certain revised disclosures requested by the staff. Amendment No. 2 has been marked to show the changes to the Registration Statement in accordance with the provisions of Rule 310 of Regulation S-T.

         For your convenience, we have repeated your comments in italics followed by our supplemental response or proposed revised disclosure or reference to revised disclosure that appears in Amendment No. 2. Courtesy copies of this letter and a marked Amendment No. 2 are also being provided to Matt Franker, John Hartz and Al Pavot.



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Pamela A. Long
Assistant Director
March 8, 2005
Page 2

SUMMARY CONSOLIDATED FINANCIAL DATA, PAGE 11

SEC Comment #1:

         As requested in prior comment 9, please discuss more specifically the limitations on the measures EBIT and EBITDA for the purposes for which they are used. For example, you should explain to investors that EBIT, as a measure of your operating performance, has limitations because it excludes both interest and taxes -- items that are both necessary to your continued operations. You should also discuss specifically each item removed from EBITDA and explain the limitations of the measure as an indicator of operating performance or liquidity, as the case may be, given the removal of those items. Furthermore, it is still unclear whether you use EBITDA as a performance measure or a liquidity measure. You state that it is an alternative to cash flow and used to evaluate your ability to meet your cash needs, but then you state that it is limited in determining operating performance because it omits the impact of interest, taxes, depreciation and amortization. Please clarify.

Response:

         We have made revisions to pages 12 and 26 of Amendment No. 2 in order to more specifically discuss the limitations on the measures EBIT and EBITDA for the purposes for which they are used. We have also clarified that the Company does not use EBITDA as a performance measure. The referenced disclosure from revised page 12 is set forth below:

         EBIT is defined as earnings before interest and taxes, while EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since it omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. We evaluate our liquidity based on cash flows from


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Pamela A. Long
Assistant Director
March 8, 2005
Page 3


operating, investing and financing activities, as defined by GAAP, but also look to EBITDA as a supplemental liquidity measure, because we find it useful to understand and evaluate our capacity, excluding the impact of interest, taxes, and non-cash depreciation and amortization charges, for servicing our debt and otherwise meeting our cash needs, prior to our consideration of the impacts of other potential sources and uses of cash, such as working capital items. We believe that EBITDA is useful to investors for these purposes as well. EBITDA should not be considered an alternative to, or more meaningful than, cash flows from operating activities, as determined in accordance with GAAP, since it omits the impact of interest, taxes and changes in working capital that use/provide cash (such as receivables, payables and inventories) as well as the sources/uses of cash associated with changes in other balance sheet items (such as long-term loss accruals and deferred items). Since EBITDA excludes depreciation and amortization, EBITDA does not reflect any cash requirements for the replacement of the assets being depreciated and amortized, which assets will often have to be replaced in the future. Further, EBITDA, since it also does not reflect the impact of debt service, cash dividends or capital expenditures, does not represent how much discretionary cash we have available for other purposes. Nonetheless, EBIT and EBITDA are key measures expected by and useful to our fixed income investors, rating agencies and the banking community all of whom believe, and we concur, that these measures are critical to the capital markets' analysis of (i) our segments' core operating performance, and (ii) our ability to service debt, fund capital expenditures and otherwise meet cash needs, respectively. We also evaluate EBIT and EBITDA because it is clear that movements in these non-GAAP measures impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of these two measures in offering memoranda in conjunction with any debt underwriting or bank financing.

IMPORTANT RULES CONCERNING THE EXCHANGE OFFER, PAGE 75

SEC Comment #2:


         Please revise the statement in the third bullet point to indicate that all conditions to the offer, other than those subject to government approval, will be satisfied or waived prior to the expiration of the offer.



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Pamela A. Long
Assistant Director
March 8, 2005
Page 4

Response:

         We have revised the statement in the third bullet point to include, after the first sentence, a statement that indicates that all conditions to the offer, other than those subject to government approval, will be satisfied or waived prior to the expiration of the offer. The revised third bullet point is set forth below:

         We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any initial notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under "Conditions to the Exchange Offer" are not satisfied or waived prior to expiration of the exchange offer. ALL CONDITIONS OF THE EXCHANGE OFFER, OTHER THAN THOSE SUBJECT TO GOVERNMENT APPROVAL, WILL BE SATISFIED OR WAIVED PRIOR TO EXPIRATION OF THE EXCHANGE OFFER. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer if necessary so that at least five business days remain in the exchange offer following notice of the material change. (emphasis added to show inserted language)

LEGALITY OPINION

SEC Comment #3:

         We note your response to prior comment 24. We may have comments on the legality opinion when it is filed.

Response:

         We have filed as Exhibit 5.1 to Amendment No. 2 a revised legal opinion which is unqualified as to New York law. We have relied, however, on an opinion of New York counsel as to the enforceability of the Indenture under New York law. The opinion on which we relied has been filed as Exhibit 5.2 to Amendment No. 2.



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Pamela A. Long
Assistant Director
March 8, 2005
Page 5

PRIOR COMMENT 3

SEC Comment #4:

         The specific data described in our letter was requested so we could fully understand why no additional asbestos liabilities were recorded between 5/31/03 and 8/31/04. Such data may still be necessary pending your responses to the following open issues.

Response:

         The Company notes the staff's comment. Please see the responses to comments #5 through #8 below, which the Company believes address the staff's concerns and questions.

SEC Comment #5:

         Your disclosure indicates that a $144.6 million asbestos liability was recognized as of 5/31/03 "for those pending cases that had progressed to a stage where the cost to dispose of these cases could reasonably be estimated." This infers that the liability was calculated based specifically on a subset of the 2,002 unresolved claims existent at that date. Therefore, a reader may not understand why no additional losses were subsequently recorded to cover: subsequent development among those 2,002 open cases for which no liability was booked at 5/31/03; malignancy cases filed after 5/31/03; and the (four thousand?) new claims that, even if ultimately dismissed, would require legal/processing costs. Now, in the 11/30/04 10-Q, you disclose that lower settlement values and higher dismissal rates "mitigated against the need for any reserve adjustments." This infers that the $144.6 million reserve was sufficient to cover the specific 5/31/03 cases for which it was established. However, your disclosures regarding the ultimate cost and accounting for the balance of 5/31/03 pending cases and all the subsequent cases is still not clear.

Response:

         In response to the staff's comment, the Company would like to clarify that "those pending cases that had progressed to a stage where the cost to dispose of these cases could

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Pamela A. Long
Assistant Director
March 8, 2005
Page 6



reasonably be estimated" refers to all 2,002 known claims as of May 31, 2003. In other words, in establishing the $140.0 million reserve, all 2,002 known claims were valued and included in the Company's reserve calculation. (See Annex C to the Company's Rule 418 Supplemental Information Submission dated January 21, 2005 ("Annex C"), which includes data summarizing all 2,002 known claims as of May 31, 2003 under the line items: "Aggregate value of mesothelioma claims" and "Projection of lung/other cancer and unimpaired claims.") In addition, the $140.0 million reserve included a material loss estimate of $51.2 million to cover future unknown claims based on the same methodology used for valuing the 2,002 known claims. (See Annex C, "Projected additional year of settlement and defense costs.")

         The Company has previously disclosed that the $140.0 million asbestos charge included a provision for future unknown claims. For example, in the discussion of the asbestos charge contained in the MD&A section of the Quarterly Report on Form 10-Q for the quarter ended November 30, 2004, the Company disclosed (as it has consistently in the past) that "[d]uring the fiscal year ended May 31, 2003, we recorded an asbestos charge of $140.0 million for measurable known claims, AND A PROVISION FOR FUTURE CLAIMS THAT WERE ESTIMABLE AS OF MAY 31, 2003." (emphasis added)

         In order to clarify the Company's disclosure and provide greater transparency to stockholders, the Company has revised the disclosure on pages 15 and 34 as follows:

         "We established a reserve for those pending cases that had progressed to a stage where the cost to dispose of these cases could reasonably be estimated, AS WELL AS A $51.2 MILLION PROVISION FOR FUTURE UNASSERTED CLAIMS THAT WERE ESTIMABLE AT MAY 31, 2003." (emphasis added to show inserted language)

         Similarly, the Company has revised the disclosure on pages 30 and 37 as follows:

         "During the fiscal year ended May 31, 2003, we recorded an asbestos charge of $140.0 million for measurable known claims, WHICH INCLUDED A $51.2 MILLION provision for future claims that were estimable as of May 31, 2003." (emphasis added to show inserted language)

         The Company will provide disclosure similar to that described above in future filings.


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Pamela A. Long
Assistant Director
March 8, 2005
Page 7


         Since establishing the $140.0 million reserve as of May 31, 2003, the Company has evaluated on a quarterly basis its asbestos reserve levels (a) in light of actual claims experience, and (b) by adding the newly filed claims in the quarter to the then existing pool of claims (all of which are aggregated by disease classification, jurisdiction where claim is filed, law firm representing claimant, prior experience with the firm, etc. and not by specific cases or claimants) and calculating the change in the aggregate value of the entire pool of claims. Consequently, the Company believed at all times from May 31, 2003 through August 31, 2004 that it was adequately reserved for all known claims (which includes all of the 2,002 claims referenced by the staff, as well as all new claims filed after May 31, 2003). It is important to note that while a number of new claims were filed against the Company in this period, the majority were unimpaired and were filed in jurisdictions where the Company was confident dismissals for little or no value would be obtained.

         Subsequent to May 31, 2003, the Company determined that it could no longer reasonably estimate costs for future unasserted claims because of significant trends in the asbestos litigation which have created a substantial amount of uncertainty regarding future claims activities and potential settlement values in the subject jurisdictions. Specifically, the advent of various state tort reform initiatives, particularly in Ohio, Texas, Mississippi; various court rulings on venue and joinder; and the ongoing debate in the United States Congress with respect to the potential creation of an asbestos trust fund, has created substantially greater uncertainty in the Company's ability to value its future asbestos related exposure. Consequently, for the foreseeable future, the Company does not believe that it can reasonably estimate the potential for and value of future unasserted asbestos claims until such time as the full impact of these various legislative developments and court rulings can be more fully determined.

         In evaluating its reserve levels during the quarter ended November 30, 2004, the Company concluded that, based on its recent experience with significantly higher defense costs and the expectation that such costs will likely continue to remain at such increased levels, the balance of the $140.0 million reserve established as of May 31, 2003 would not be sufficient to cover the estimated costs of its then current inventory of known claims. As a result, the Company established an additional $47.0 million reserve which is composed of:



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Pamela A. Long
Assistant Director
March 8, 2005
Page 8

     1) estimated costs (settlement and defense) related to known mesothelioma claims; and

     2) estimated costs (settlement and defense) related to known non-mesothelioma claims.

         As previously disclosed, the Company will continue to evaluate its reserve levels (a) in light of actual claims experience; (b) by adding new claims to the appropriate category of claims in the pool; and (c) assessing the aggregate value of all claims based on the impact of new claims added to the pool. The Company will continue to make appropriate quarterly adjustments to ensure that its reserve levels are sufficient to cover the anticipated costs associated with the Company's then pending known claims. Until the uncertainty of estimating the value of any potential future unknown asbestos claims is substantially reduced, the Company does not expect to establish any reserve for any such future unknown claims. As required by applicable accounting rules, if in the future the Company becomes able to reasonably estimate costs for future unknown claims, it will appropriately reflect these potential future unknown costs in its reserve.

SEC Comment #6:

         If the $144.6 million liability @5/31/03 incorporated a material loss estimate for future asbestos claims then your disclosure in future filings should be clarified to inform readers, if true, that the subsequent costs referenced above were contemplated in the 5/31/03 reserve estimate. The data you provided in Annex C suggests that this could be the case.

Response:

         As referenced above, the $140.0 million reserve included a material loss estimate for future unknown claims in the amount of $51.2 million. As stated above, the Company has added disclosure on pages 15, 30, 34 and 37 of Amendment No. 2 to clarify this information. The Company will include such disclosure in future filings.



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Pamela A. Long
Assistant Director
March 8, 2005
Page 9

SEC Comment #7:

         If the $144.6 million liability @5/31/03 did not incorporate a material loss estimate for future asbestos claims, then please disclose to readers why no losses were recorded through 8/31/04: (1) for the open cases @5/31/03 not covered in the $144.6 million reserve; (2) for the subsequently filed malignancy cases; and (3) for the (four thousand?) new claims that, even if ultimately dismissed, would require legal/processing costs. Any assertions of immateriality concerning these costs should be supported in a letter to us by quantifying the referenced losses for each quarterly period. If these costs were material and were not contemplated in the 5/31/03 reserve estimate, then please clarify for us the GAAP-basis of applying these costs against a liability account for which they were not intended.

Response:

         The Company respectfully submits that the staff's comment is inapplicable given the Company's responses to comments #5 and #6.

SEC Comment #8:

         We recognize your statement that the Company does not review its reserve levels or record liabilities on a case by case basis. We also observe the data in Annex C as well as your disclosures that the $140 million and the $47 million reserved were established for specific pending cases. If necessary, please provide disclosure in your filings that reconciles these statements.

Response:

         The Company respectfully submits that these statements are not inconsistent. As stated above, the Company established the $140.0 million reserve and $47.0 million reserve by valuing all known claims. However, as previously explained, in valuing known claims the Company does not calculate values on an individual case by case basis. Instead, the characteristics of each claim are evaluated and the claim is assigned to a category of claims which category is then valued in the aggregate based on the characteristics of the category (e.g., disease classification,

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Pamela A. Long
Assistant Director
March 8, 2005
Page 10

jurisdiction where claim is filed, law firm representing claimant, prior experience with the firm, etc.).

         I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 622-8667 or Ed Moore at (216) 622-8217 at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming.

                                                          Very truly yours,


                                                          /s/Arthur C. Hall III

                                                          Arthur C. Hall III

cc:  Frank C. Sullivan
     P. Kelly Tompkins, Esq.
     Robert L. Matejka
     Robert J. McMinn
     Edward W. Moore, Esq.